# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fiverr International Ltd, CIK 0001762301
CUSIP: M4R82T106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8 Eliezer Kaplan St, Tel Aviv, Israel (L3), 6473409
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000820027

## Reporting persons
- Ameriprise Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,506,343; sole dispositive power 0; shared dispositive power 3,045,757; aggregate amount beneficially owned 3,045,757 (8.5% of the class)
- Columbia Management Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,506,343; sole dispositive power 0; shared dispositive power 2,845,262; aggregate amount beneficially owned 2,845,262 (7.9% of the class)

## Item 1. Issuer
Name of issuer: Fiverr International Ltd
Address of issuer's principal executive offices: 8 Eliezer Kaplan St, Tel Aviv, Israel 6473409

## Item 2. Person Filing
Name of person filing:
(a) Ameriprise Financial, Inc. ("AFI")
(b) Columbia Management Investment Advisers, LLC ("CMIA")
Address of principal business office or, if none, residence:
(a) 145 Ameriprise Financial Center, Minneapolis, MN 55474
(b) 290 Congress Street, Boston, MA 02210
Citizenship:
(a) Delaware
(b) Minnesota

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.
AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.
Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.
Percent of class: The information required by Item 4(b) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: AFI: See Exhibit I

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Exhibit II Joint Filing Agreement

## Signatures
- Ameriprise Financial, Inc.: /s/ Michael G. Clarke, Michael G. Clarke, Senior Vice President, North America Head of Operations & Investor Services (05/15/2026)
- Columbia Management Investment Advisers, LLC: /s/ Michael G. Clarke, Michael G. Clarke, Senior Vice President, North America Head of Operations & Investor Services (05/15/2026)
Comment: Contact Information

Charles Chiesa
VP Fund Treasurer Global Operations and Investor Services
Telephone: 617-385-9593